SUB-ITEM 77D

Pursuant to Rule 35d-1 under the Investment Company Act of
1940, as amended, the Smith Barney Managed Governments Fund changed its investment policies to invest, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes in the types of investments suggested by its name.